UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                 Interactive Motorsports and Entertainment Corp.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   45839P10-6
                                 (CUSIP Number)

                             Jeffrey B. Bailey, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 2, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 45839P10-6
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      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                William R. Donaldson
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [  ]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                Share Exchange - No Funds Utilized
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)          [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
-------------------------------------------------------------------------------
         NUMBER OF          7.    SOLE VOTING POWER
          SHARES                  17,923,982
                            -----------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 0
                            -----------------------------------
      EACH REPORTING        9.    SOLE DISPOSITIVE POWER
          PERSON                  17,923,982
                            -----------------------------------
           WITH             10.   SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,923,982
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [  ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 29.24%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Interactive Motorsports and Entertainment Corp., an Indiana corporation (the "Issuer"), that the Reporting Person owns of record or beneficially. The principal executive offices of the Issuer are located at 5624 West 73rd Street, Indianapolis, Indiana 46278.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed by William R. Donaldson (the "Reporting Person").

Mr. Donaldson is a citizen of the United States and his principal address is 5624 West 73rd Street, Indianapolis, Indiana 46278. Mr. Donaldson serves as a Director and the Chief Executive Officer, Chief Financial Officer and Secretary of Interactive Motorsports and Entertainment Corp., and he serves in similar capacity for Perfect Line, Inc., the Issuers wholly owned subsidiary. The address of the principal offices of Interactive Motorsports and Entertainment Corp. and Perfect Line, Inc. is 5624 West 73rd Street, Indianapolis, Indiana 46278.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate consideration for the 17,923,982 shares acquired by the Reporting Person consisted solely of common shares of Perfect Line, Inc., a privately owned corporation. The Reporting Person acquired the shares of Perfect Line, Inc. as a result of a merger with a privately owned limited liability company.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Donaldson acquired beneficial ownership of the shares of Common Stock to which this statement relates for the purpose of investment and to gain a significant equity interest in Interactive Motorsports and Entertainment Corp.

Mr. Donaldson may acquire additional shares or other securities of Interactive Motorsports and Entertainment Corp. or sell or otherwise dispose of any or all of the shares or other securities of Interactive Motorsports and Entertainment Corp. he beneficially owns.

Mr. Donaldson may engage in discussions with the management and members of the Board of Directors of Interactive Motorsports and Entertainment Corp. concerning the business, operations and future plans of Interactive Motorsports and Entertainment Corp.

Mr. Donaldson may also consider other actions to maximize stockholder value including, without limitation:

     o Proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Interactive Motorsports and Entertainment Corp. or any of its subsidiaries; and

     o Proposing change in the present Board of Directors or management of Interactive Motorsports and Entertainment Corp.

Other than described above, the Mr. Donaldson currently does not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on August 2, 2002, the Reporting Person may be deemed to beneficially own, in the aggregate, 17,923,982 shares, representing approximately 29.24% of the Issuer's outstanding common shares.

     (b) Mr. Donaldson has sole voting and sole dispositive power with respect to 17,923,982 shares. The information in Item 2 is incorporated herein by reference.

     (c) The securities were acquired in connection with a Plan and Agreement of Reorganization among Pacific International Holding Corp., the Issuer, and Perfect Line, Inc. dated July 31, 2002, and subsequently a Plan and Agreement of Exchange dated July 31, 2002 between Perfect Line, Inc. and Interactive Motorsports and Entertainment Corp., all of which became effective on August 2, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2002


/s/ William R. Donaldson
--------------------------------------------
William R. Donaldson